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                            March 28, 2023

       Elizabeth Gonzalez-Sussman
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, New York 10019

                                                        Re: Primo Water Corp
/CN/
                                                            PREC14A filed March
20, 2023
                                                            Filed by Legion
Partners Holdings, LLC, et al.
                                                            SEC File No.
1-31410

       Dear Elizabeth Gonzalez-Sussman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your proxy statement listed above.

       Preliminary Proxy Statement filed March 20, 2023

       Proposal No. 5 - Approval of the Company's Bylaws, page 32

   1. Explain what "required" the Company to remove certain bylaw provisions which were previously included in
amended bylaws adopted in 2021. If you are asserting that the
                                                        Company opted to remove
those provisions to address shareholder concerns, please so
                                                        state here and in other
places in the proxy statement where you use similar language.
   2. Explain what you mean by the reference to "off-market requirements" on page 34 of the proxy statement.
   3. Revise to provide more detail about the specific bylaw provisions that you oppose and what effect you believe
they will have on shareholders if adopted. For example, explain specifically what
provisions are, in your view, "unreasonably onerous and ambiguous"
                                                        and how, if adopted,
you believe these bylaw amendments may negatively impact
 Elizabeth Gonzalez-Sussman
Olshan Frome Wolosky LLP
March 28, 2023
Page 2
         shareholders.
Form of Proxy, page 64

4. Revise to identify by name the Company Nominees opposed and unopposed by Legion. In addition, in the proxy statement, explain why Legion opposes the specific four Company
         Nominees identified.
General

5.       We note that on March 23, 2023, the Company filed a revised preliminary proxy
         statement stating that it has waived its objection to two of your nominees under the
         Company's advance notice bylaw provisions. Generally update the proxy statement to reflect this development, and in particular, the fact that two (but not all) of your nominees now appear on the Company's revised proxy card.
6. Throughout the proxy statement where appropriate, discuss what will occur with respect to proxies you receive with votes for the Company's nominees or on proposals other than the director election proposal, in the event you do not proceed with your solicitation or if your nominations are deemed invalid by a court of competent jurisdiction.
7.       We note the following disclosure on page 4 of the proxy statement:
"Legion intends to pay
         for intermediaries to deliver proxy-related materials and Form
54-101F7     Request for
         Voting Instructions to 'objecting beneficial owners' in accordance with National
         Instrument 54-101." Please provide explanatory background about this Canadian legal provision in your response letter, with a view to possible additional disclosure.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameElizabeth Gonzalez-Sussman                    Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                                Division of
Corporation Finance
March 28, 2023 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName